Exhibit 99.9

144 Pine Street Unit 501 Sudbury, ON P3C 1X3 T +1 705.265.1119 F +1 450.464.0901 BBAconsultants.com

SEDAR+ CONSENT OF QUALIFIED PERSON

I, Todd McCracken, P.Geo., employed with BBA USA Inc., do hereby consent to the public filing of the NI 43-101 Technical Report prepared for Titan Mining Corporation titled “Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA” (the “Technical Report”), with a signing date of December 15, 2025, and an effective date of December 1, 2025, by Titan Mining Corporation.

I also consent to the use of extracts from, or a summary of, the Technical Report contained in the news release of Titan Mining Corporation dated December 1, 2025 (the “News Release”).

I confirm that I have read the written disclosure in the News Release and that it fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Signed this 15th day of December 2025.

“Original signed (Todd McCracken)”
Signature of Qualified Person

Todd McCracken
Name of Qualified Person